October 19, 2007

VIA EDGAR SUBMISSION AND COURIER

Perry Hindin

Special Counsel, Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

RE:	Altera Corporation
Definitive 14A
Filed March 28, 2007
File No. 000-16617

Dear Mr. Hindin:

This letter is in response to your comment letter dated August 21, 2007 concerning the above-referenced filing by Altera Corporation (the “company”). For your convenience, we have set forth each of the Staff’s comments below followed by the company’s response to each comment.

Definitive 14A Filed March 28, 2007 (“Proxy Statement” or “Proxy”)

Cash Compensation, page 16

1.

You indicate that total cash compensation is targeted to be between the 50th and 75th percentiles of your peer group. Please supplement such disclosure to also indicate the actual, as opposed to targeted, percentiles of your peer group represented by the actual cash compensation paid for your 2006 fiscal year. To the extent actual compensation was outside the targeted percentile range, please explain why.

Response: The company supplementally advises the Staff that total cash compensation paid to each of the company’s Chief Executive Officer (“CEO”) and other named executive officers (“NEOs”) in 2006 was within the target range of the 50th and 75th percentiles of our peer group.1 This determination is made by comparing the total of

[1]

For our CEO and all other NEOs other than our Chief Operating Officer (“COO”), this calculation was made using the list of peer companies specified on page 15 of the Proxy Statement. In the case of our COO, additional companies were added to the peer benchmark list because the position of COO does not exist at all of those companies, and so a larger set of companies was used in order to make the comparison

Perry Hindin

Securities and Exchange Commission

October 19, 2007

actual salary paid in 2006 and actual bonus paid in 2006, even if the bonus was earned in 2005. Because compensation decisions are made before the end of each fiscal year to take effect the following year, the company uses actual cash bonuses paid in the prior fiscal year in comparing total cash compensation paid to our CEO and NEOs to the total cash compensation paid for similar positions at companies in our peer group.

Although the Compensation Committee (the “Committee”) generally targets total cash compensation to fall within the above-specified range, deviations may occur based on an individual’s experience level, market factors, and internal equity considerations. (See Proxy page 15.) Moreover, total cash compensation may fall outside the range in a given year due to differences in bonus payments from year to year. As discussed in the Proxy, the Bonus Plan was adopted in 2004 and is in effect for the years 2005, 2006, and 2007. (See Proxy page 16.) Amounts paid under the Bonus Plan to the CEO and NEOs vary significantly from year to year depending on the company’s revenue growth and net income as a percentage of revenue for that year. Coupling these company financial results with the achievement of individual performance goals, actual cash compensation may vary from year to year as a result of the performance of both the company and the individual and, consequently, may be higher or lower than the targeted percentiles in certain years.

The company will disclose in future filings whether the total cash compensation paid during a fiscal year falls within the targeted percentiles and the reasons for any material deviations.

2.	You indicate that you increase salaries as necessary to realign salaries with market levels. Is this the only factor the compensation committee considers as part of its annual performance and compensation review of base salaries? To the extent applicable, please discuss any other factors the compensation committee considers in decisions to increase or decrease salary materially. See Item 402(b)(2)(ix) of Regulation S-K.

Response: When setting and later adjusting base salaries, the Committee takes into account an individual’s scope of responsibilities, performance and accomplishments, as well as compensation benchmarking data. The Committee may also take into account an individual’s experience level, market factors, and internal equity considerations. The Committee considers all of these factors carefully and only adjusts salaries of the CEO and NEOs when appropriate.

more meaningful. The additional companies are AMI Semiconductor, Inc.; Analog Devices, Inc.; Maxim Integrated Products, Inc.; Philips Semiconductors; QLogic Corporation; and Texas Instruments Incorporated.

Perry Hindin

Securities and Exchange Commission

October 19, 2007

With the exception of James Callas, who was Acting Chief Financial Officer from October 16, 2006 to January 15, 2007, the base salary of the CEO and all other NEOs remained unchanged from 2006 to 2007. In fact, neither the CEO nor any of the other individuals identified as NEOs for 2006 has received a salary increase since 2003. Mr. Callas’s salary was increased by $10,000 at the end of 2006 (effective on January 1, 2007) in light of compensation benchmarking data relating to his position as Vice President, Controller, the position occupied by Mr. Callas before and after he served as Acting Chief Financial Officer. This increase was not related to his service as Acting Chief Financial Officer.

The company will disclose in future filings the factors considered by the Committee in decisions to increase or decrease materially the salary paid to the CEO and other NEOs.

3.	You indicate that individual and group goals are established prior to the start of the fiscal year which would suggest that 2007 goals were known prior to the filing of your proxy statement. However, your Compensation Discussion and Analysis appears to only discuss the targets and goals for 2006. Please include a discussion of policies that you will apply on a going-forward basis. See the text of Commission Release 33-8732A, marked by footnote 86. Please also provide the disclosure required by Item 402(b) of Regulation S-K with respect to compensation policies, plans or arrangements for your 2007 fiscal year.

Response: The Bonus Plan was adopted in 2004 and is in effect for each of fiscal years 2005, 2006, and 2007. Consequently, the Bonus Plan for 2006, including the financial performance targets described in our Compensation Discussion and Analysis, will apply to the 2007 fiscal year. While the financial performance targets remain unchanged for each of the three years covered by the Bonus Plan, individual performance goals may change from year to year. Individual performance goals are generally established prior to the start of the fiscal year. However, in some cases, non-financial goals may be added or eliminated after the start of the fiscal year due to changes in responsibilities or changes in corporate goals or priorities. Individual goals are not modified after the start of the fiscal year to compensate for unexpected changes in the company’s financial performance.

Except in the case of our current CFO, individual performance goals were established for our CEO and each of our current executive officers prior to the start of the 2007 fiscal year. In the case of our CEO, additional, non-financial performance goals were established by the board of directors in early 2007 to take account of strategic initiatives established by the board of directors after the start of the fiscal year. Timothy Morse, our current CFO, joined the company in January 2007 and his 2007 performance goals were established later in 2007. As described above, the financial performance targets on which Mr. Morse’s 2007 bonus will be based were established prior to the start of the fiscal year.

Perry Hindin

Securities and Exchange Commission

October 19, 2007

To the extent determined at the time of future filings, we will undertake to disclose the compensation arrangements for the completed fiscal year as well as any material determinations or deviations for the current fiscal year.

4.	We note that your Bonus Plan incentives are based on a formula that takes into account your financial performance and an individual executive’s performance against individual goals. While you disclose the financial factors that comprise the company performance portion of such formula, you do not disclose the individual goals of each executive officer. Please provide such disclosure. In addition, as discussed in the aforementioned comment, to the extent individual performance measures for the upcoming fiscal year have been established, please provide such disclosure as well. To the extent you believe disclosure of these individual goals and measures is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide support on a supplemental basis for such belief and discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the specific target levels applicable to each such officer. Please see Instruction 4 to Item 402(b). General statements regarding the level of difficulty or ease associated with achieving performance goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm.

The company believes that disclosure of individual performance goals and measures is not required because it would result in competitive harm to the company and pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, the company would be eligible to seek confidential treatment of such disclosure. For the reasons set forth below, the company believes that this information is commercial or financial information that would not otherwise be disclosed or made available to the public. The individual performance goals are commercial or financial information because they relate to the company’s sales and marketing strategies and campaigns, market share and revenue goals, planned improvements in business processes, product development plans and schedules, personnel and organizational matters, and the company’s strengths and weaknesses relative to its competitors. In particular, the disclosure of the company’s market share goals, marketing plans, and product development plans may allow the company’s competitors to undercut the company and pursue similar markets, opportunities, or products that the company is confidentially considering pursuing or developing. Disclosure of organizational or personnel goals could require the company to disclose sensitive and confidential information regarding our employees.

Perry Hindin

Securities and Exchange Commission

October 19, 2007

Furthermore, the company believes that disclosure of the information is unnecessary for the protection of investors since the disclosure of the specific goals would not further enhance their understanding of each individual’s compensation structure or assist them in making an informed investment decision regarding the company. In the proxy statement, the company already disclosed the financial performance targets and the multipliers, how the bonuses are determined under the Bonus Plan, the percent achievement of individual performance goals for the CEO and NEOs, and the exact amount of the bonuses for the relevant fiscal year. As a result, the company believes the utility of the disclosure of the specific individual performance goals is outweighed by the competitive harm to the company pursuant to such public disclosure.

The difficulty of the individual performance goals is demonstrated by the fact that none of the NEOs or the CEO achieved 100% of his performance goals in 2006: Mr. Daane achieved 80%, Mr. Berlan 75%, Mr. Papa 72%, Mr. Plofsky 76%, and Mr. Callas 88%. Moreover, the financial factors, which are the primary drivers of payouts to the CEO and NEOs under the Bonus Plan, are also meant to be very challenging: the calculated payouts under the three-year Bonus Plan were only 78% of the target amounts for all individuals in 2005 and just below target levels in 2006. The percentage achievement of individual performance goals is applied as a multiplier (0-125%) to the amount calculated based on the company’s performance against the financial factors; therefore, the failure to achieve 100% of the individual performance goals results in a further reduction of the bonus payment from the amount calculated pursuant to the financial factors.

In future filings, to the extent such disclosure will not cause competitive harm, the company will undertake to disclose in general terms the types of individual performance goals applicable to the CEO and NEOs together with the degree of difficulty of achievement in the manner set forth above.

5.

In your discussion of the individual goals and performances mentioned in the aforementioned comment, also indicate whether discretion can be or has been exercised with respect to determining an officer’s performance, identifying any particular exercise of discretion and stating whether it applied to one or more specified named executive officers. For example, in evaluating what percentage of an individual’s goals were achieved, indicate whether the compensation committee considered as part of such evaluation that it had targeted total cash compensation to be between the 50th and 75th percentile of your peer group. Please see Item 402(b)(2)(vi) of Regulation S-K.

Perry Hindin

Securities and Exchange Commission

October 19, 2007

Response: In determining the amounts payable under the Bonus Plan, the Committee follows the formula described in the Proxy Statement. No component of that formula is left to the complete discretion of the Committee. However, because some of the individual performance goals cannot be objectively measured, the Committee’s evaluation of whether a particular goal has been met may be subjective in nature. Nonetheless, the Committee’s ability to modify the amounts payable to a NEO under the Bonus Plan as a result of the subjectivity inherent in measuring performance of some goals is severely limited. First, the results of the individual performance goals are applied as a multiplier (0-125%) to the company’s performance against the financial factors. Therefore, if the company’s financial performance resulted in a zero payout, no bonuses would be paid to the CEO or other NEOs under the Bonus Plan, notwithstanding achievement of individual performance goals. Second, the amounts payable under the Bonus Plan are capped at two times the target amount. The caps for the CEO, COO, and NEOs who are Senior Vice Presidents are 200%, 160%, and 120% of base salaries, respectively.

In determining whether an individual’s performance goals were achieved, the Committee does not consider whether the individual’s total cash compensation will be between the 50th and 75th percentile of our peer group.

In future filings, the company will undertake to disclose in general terms the process for determining whether individual performance goals have been met in the manner set forth above, including whether the Committee has exercised discretion in evaluating whether individual performance goals have been met.

6.	We note your discussion of bonuses awarded to several of your named executive officers in footnotes 4, 6 and 8 of your summary compensation table. Please disclose the information required by Item 402(b)(1) of Regulation S-K with respect to such bonuses. For example, discuss why you chose to pay each such bonus given the existence of the current incentive compensation scheme and how you determined the amount of each such bonus. Also disclose how each bonus, your decisions regarding these bonuses and your ability to grant future discretionary bonuses fit into your overall compensation objectives and affect decisions regarding other elements of compensation.

Response: The discretionary bonuses paid to Messrs. Daane, Plofsky, and Papa were based on the significant and unexpected demands placed on them during the 2006 fiscal year during the period of the special committee’s investigation of our historical stock option practices. Mr. Callas was paid a discretionary bonus in recognition of the additional responsibilities he assumed as Acting Chief Financial Officer. These added demands and responsibilities were not foreseen at the time that the executives’ individual

Perry Hindin

Securities and Exchange Commission

October 19, 2007

performance goals were established for 2006 and, therefore, the Committee believed that it was appropriate to award these bonuses to reflect the extraordinary effort put forth by these individuals during the period of the special committee’s investigation. The Committee and the board of directors did not consider the discretionary bonuses to be material in relation to the total compensation paid to these individuals and, therefore, these amounts were not considered in decisions regarding other elements of compensation. The Committee and board of directors reserve the right to grant future discretionary bonuses outside of the Bonus Plan to take account of extraordinary circumstances that arise after the start of the fiscal year.

In future filings, to the extent the company chooses to pay discretionary bonuses outside of the Bonus Plan or any other incentive plan, the company will undertake to more clearly set out the reasons for such compensation in the manner set forth above.

Long-term Equity Compensation, page 18

7.	You indicate on page 18 that in fiscal 2006, you awarded stock options to certain of your named executive officers and restricted stock to others. Please discuss your basis for allocating compensation to each different form of long-term equity compensation and to different named executive officers. Also discuss why you chose to grant your chief executive officer options in 2006 and restricted stock grants in 2007.

Response: Until 2006, we generally provided equity compensation to employees in the form of stock option grants. With the adoption of Statement of Financial Accounting Standards No. 123, as revised, “Share-Based Payment”, the accounting treatment in favor of stock options over other forms of equity compensation was eliminated. As a result and in light of benchmarking data indicating that other companies were also beginning to grant restricted stock units (“RSU”s) in addition to stock options, the company decided in 2006 to grant RSUs, rather than stock options, to most employees, including our NEOs. Vesting of the RSU grants made in 2006 was based solely on continued employment over a period of at least three years and was not contingent on satisfaction of any performance metrics.

The CEO and CFO were awarded stock options in 2006 (the CFO also received an RSU award) in recognition of the fact that they have the greatest ability to influence the price of the company’s common stock. At that time, the board of directors believed that awarding the CEO and CFO stock options would more closely align their interests with that of stockholders than would RSUs that were not performance-based.

In 2007, the board of directors decided that performance-based RSUs, like stock options, can effectively align executives’ interests with those of the stockholders. Consequently, in 2007, the board of directors decided to award performance-based RSUs to each of our executive officers (other than Mr. Morse, who joined the company in January 2007) and our CEO.

Perry Hindin

Securities and Exchange Commission

October 19, 2007

In future filings, the company will undertake to describe the basis for awarding different forms of long-term equity compensation to different named executive officers.

8.	You also indicate on page 18 that the board of directors decided that vesting of the restricted stock grants made to your CEO and other named executive officers in 2007, other than awards made in connection with the initial election of a new executive officer, will be contingent on the company achieving net income from continuing operations as a percentage of revenue of eighteen percent or greater in 2007. While you discuss on page 19 several of the factors that the compensation committee considers with respect to determining the size of the option grant to your chief executive officer, you do not provide such discussion with respect to your other named executive officers. Discuss how you determined the amount of option and restricted stock grants made to your named executive officers for your 2007 fiscal year. Also disclose how such determination and the net income vesting hurdle fit into your overall compensation objectives and affect decisions regarding your other compensation elements. See Item 402(b)(1)(v) and (vi) of Regulation S-K.

Response: The Committee bases its equity awards to executive officers each year in the same way and based on similar factors as the independent members of the board of directors do with respect to the CEO, namely: (1) the individual’s ability to influence our long-term growth and profitability, (2) the equity incentive value of unvested equity awards, and (3) the competitiveness of equity grants made to similar officers at peer companies. With respect to the third factor, historically, the company has compared the number of shares covered by an equity award rather than the Black-Scholes value.

In 2007, the Committee and board of directors decided to award a performance-based RSU grant of 100,000 shares to Mr. Daane because they recognized the value of Mr. Daane’s contributions to the company, and therefore determined an equity award was appropriate. The size of the award was based on his performance as well as on benchmarking data. Similarly, in 2007, the Committee decided to award a performance-based RSU grant of 40,000 shares to Mr. Plofsky because of his significant contributions to the company; the number of shares covered by the grant was based on his performance as well as benchmarking data. As illustrated, the Committee and the board of directors (in the case of Mr. Daane) used similar factors to determine whether to grant an equity award, the type of equity award, and the amount of the equity award.

The grant of performance-based RSUs in 2007 fits into the company’s overall compensation objectives because they are subject to both time-based and performance-based vesting requirements. The performance-based vesting requirement is intended to motivate executives to make decisions that enhance the profitability of the business since vesting of 100% of the shares is contingent on the company achieving net income as a percent of revenue of 18% or greater. The four-year vesting period is designed to encourage long-term retention.

Perry Hindin

Securities and Exchange Commission

October 19, 2007

In future filings, the company will more clearly set out whether the Committee bases its decisions regarding equity awards to all NEOs on the same factors it considers for the CEO.

Other Benefits, page 18

9.	Expand your disclosure of the severance agreement with your chief executive officer to include a more thorough discussion of Item 402(b)(1) of Regulation S-K with respect to this element of compensation. Discuss how this compensation component and your decisions regarding its structure and design fit into your overall compensation objectives and affects decisions regarding other elements.

Response: The board of directors believes that the severance agreement with our CEO is an important factor in ensuring his long-term retention. The board of directors determined that the amount of compensation that may be earned by Mr. Daane under this agreement is reasonable and appropriate in light of his importance to the company and the compensation practices of our peer companies. If (1) the company were to terminate Mr. Daane’s employment other than for cause or (2) his employment were to terminate after a change in control under the circumstances set forth in the change in control provisions of his severance agreement, the board of directors believes it is appropriate to provide sufficient compensation to allow Mr. Daane time to find alternative employment. Additionally, in the context of the change in control severance provisions, the board of directors feels that the agreement would allow Mr. Daane to focus on the business at a time of great change, when he might otherwise be distracted. The board of director’s decision to enter into the severance agreement with Mr. Daane did not affect decisions regarding other elements of his compensation.

In future filings, the company will undertake to more clearly set out the reasons for entering into the severance agreement with our CEO in the manner set forth above.

CEO Compensation, page 19

10.

You indicate on page 19 that the compensation committee determines the size of the option grant to your chief executive officer based principally on an estimate of the equity incentive value of his unvested options, as well as benchmarking against peer companies. Please expand such disclosure. For example, is there a particular equity incentive value of the chief executive officer’s unvested options that the compensation committee wishes to target? Do you have equity or other security ownership requirements or guidelines that influence such target? In benchmarking

Perry Hindin

Securities and Exchange Commission

October 19, 2007

option or restricted stock grants against peer companies, what percentile of your peer group are you targeting and what percentile did you actually achieve for your 2006 fiscal year?

Response: In establishing the size of the option grant made to our CEO in 2006, the board of directors did not target a particular equity incentive value of his unvested options. Rather, the board of directors considered the number of options (as opposed to the Black-Scholes value of such options) that were granted to CEOs at peer companies during the preceding year. In making decisions regarding the size of the equity award made to our CEO in 2006, the board did not target a particular percentile of the value of the equity award made to CEOs at peer companies.

We do not have equity or other security ownership requirements or guidelines for our executives.

In future filings, the company will undertake to more clearly set out the basis for the size of the equity award to our CEO in the manner set forth above.

11.	In addition, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note the disparity between your chief executive officer’s compensation and that of the other named executive officers. For example, we refer you to the $2.4 million option award granted to your chief executive officer on January 10, 2006 as compared to the $771,000 restricted stock awards granted to Messrs. Berlan, Plofsky and Papa on January 30, 2006. Please provide a more detailed discussion of how and why your chief executive officer’s compensation differs from that of the other named executive officers.

Response: The company does not have material differences in compensation policies with respect to the CEO and NEOs. The only element of compensation that differs between our CEO and other NEOs is that Mr. Daane has a severance agreement with the company. The severance agreement with Mr. Daane was initially established at the time of his hiring in 2000 and was thus a result of the negotiations relating to his employment. The board of directors decided to renew the severance agreement in 2005 in light of Mr. Daane’s importance to the company and in light of practices at many of our peer companies. Severance agreements were not established during the employment negotiations with our NEOs. Moreover, it is less common at our peer companies for severance agreements to exist with anyone other than the CEO.

The difference in the value of the equity grants made to the CEO and NEOs in 2006 is based on competitive benchmarking data for their respective positions. While the

Perry Hindin

Securities and Exchange Commission

October 19, 2007

Committee and board of directors consider internal equity in setting compensation, the company has not adopted formal internal equity guidelines. Moreover, the company does not believe that the differences in compensation paid to different executives are material in light of the compensation paid to executives in similar positions at peer companies.

In future filings, the company will undertake to more clearly set out the reasons for any material differences in compensation policies with respect to the CEO and NEOs in the manner set forth above.

Option Exercises and Stock Vested in Fiscal 2006, page 24

12.	Reconcile the second sentence of this paragraph with footnote 2 to the table.

Response: The second sentence of this paragraph states that none of the RSUs that were previously awarded to our NEOs vested in fiscal 2006. This is consistent with footnote 2 to the table because the footnote describes Mr. Papa’s award of restricted common stock, not RSUs, in connection with his hiring in 2002. The 2002 award of restricted stock, not the RSU award made in 2006, is reflected in the table.

Outstanding Equity Awards, page 25

13.	Disclose by footnote the vesting dates of options and restricted stock held at fiscal year end. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Response: The footnotes indicate that twenty-five percent of the shares subject to each option grant shown in the table vest one year after the date of grant, and the remainder vest monthly over the following thirty-six months. With respect to RSUs, those vest at a rate of twenty-five percent over four years, except in the case of Mr. Berlan, whose RSUs vested equally over a three year period up to his retirement. The company believes this level of disclosure meets the requirement of Instruction 2 to Item 402(f)(2) of Regulation S-K. In future filings, the company may include specific dates as necessary to comply with additional issued guidance.

Certain Relationships and Related Party Transactions, page 34

14.	Disclose whether such policies and procedures are in writing, and if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Response: The policies and procedures are in writing. In future filings, the company will specifically indicate as such.

*    *    *    *

Perry Hindin

Securities and Exchange Commission

October 19, 2007

We acknowledge that (1) the company is responsible for the adequacy and accuracy of the disclosure in this filing, (2) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to this filing; and (3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Perry Hindin

Securities and Exchange Commission

October 19, 2007

Please direct any comments or inquiries regarding the foregoing to me at (408) 544-8086 (telephone) or (408) 544-8000 (facsimile).

Very truly yours,

/s/ Katherine E. Schuelke
Katherine E. Schuelke
Vice President, General Counsel and Secretary